UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number:

1-35491

Kraft Foods Group, Inc. Thrift Plan

(Formerly the Kraft Foods Global, Inc. Thrift Plan)

(Full title of the plan)

KRAFT FOODS GROUP, INC.

Three Lakes Drive

Northfield, Illinois 60093-2753

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

KRAFT FOODS GROUP, INC. THRIFT PLAN

(FORMERLY THE KRAFT FOODS GLOBAL, INC. THRIFT PLAN)

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Kraft Foods Group, Inc. Management Committee for Employee Benefits and

the Participants of the Kraft Foods Group, Inc. Thrift Plan

Kraft Foods Group, Inc.

Northfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Kraft Foods Group, Inc. Thrift Plan (the “Plan”) (formerly the Kraft Foods Global, Inc. Thrift Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 26, 2013

KRAFT FOODS GROUP, INC. THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2012 and 2011

(in thousands of dollars)

	2012	2011
Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$4,483,592	$5,435,858
Investments, at fair value (Notes 2 and 5)	—	129,964
Notes receivable from participants	38,657	60,153

Total assets	4,522,249	5,625,975

Liabilities:
General and administrative expenses payable	(4)	(87)

Total liabilities	(4)	(87)

Net assets, reflecting all investments at fair value	4,522,245	5,625,888
Adjustments from fair value to contract value for investment in Master Trust from fully benefit- responsive investment contracts	(61,406)	(72,958)
Adjustments from fair value to contract value for investment in the Plan from fully benefit- responsive investment contracts	—	(446)

Net assets available for benefits	$4,460,839	$5,552,484

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GROUP, INC. THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2012

(in thousands of dollars)

2012
Additions to net assets attributed to:
Net investment income from Master Trust (Notes 2 and 3)	$562,133
Interest from notes receivable from participants	1,783
Employer contributions	85,188
Participant contributions	152,432

Total additions	801,536

Deductions from net assets attributed to:
Distributions and withdrawals	(667,560)
General and administrative expenses	(6,808)

Total deductions	(674,368)

Increase in net assets available for benefits before transfer	127,168
Transfer out to the Mondelēz Global LLC Thrift Plan (Note 1)	(1,218,813)

Decrease in net assets available for benefits after transfer	(1,091,645)
Net assets available for benefits:
Beginning of year	5,552,484

End of year	$4,460,839

The accompanying notes are an integral part of these financial statements.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements

1.	Description of the Plan:

General:

The Kraft Foods Group, Inc. Thrift Plan (the “Plan”) (formerly the Kraft Foods Global, Inc. Thrift Plan) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in contributions from Kraft Foods Group, Inc. (“Kraft Foods”). Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986 (the “Code”).

The Management Committee for Employee Benefits of Kraft Foods Group, Inc. (the “Management Committee”) is responsible for plan design. The Plan vests the Kraft Foods Group, Inc. Administrative Committee (the “Administrative Committee”) with authority to control and manage the non-investment operations of the Plan. The Benefits Investment Committee is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options and monitoring the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Prior to October 1, 2012, Kraft Foods was a wholly owned subsidiary of Kraft Foods Inc. On October 1, 2012, Kraft Foods Inc. distributed to its shareholders its entire interest in Kraft Foods, and Kraft Foods became an independent publicly traded company operating a North American grocery business (the “Spin-Off”). Kraft Foods Inc. remained a separate publicly traded company operating a global snack business and changed its name to Mondelēz International, Inc. (“Mondelēz International”). As part of this transaction, the assets and liabilities of the Plan attributable to all active Mondelēz International employees and certain former Cadbury employees were transferred to a defined contribution plan sponsored by a subsidiary of Mondelēz International, Mondelēz Global LLC (“Mondelēz Global”), effective as of the Spin-Off. The terms and features of the Mondelēz Global defined contribution plan substantially mirror the terms and features of the Plan.

Contributions:

Participant Contributions:

Eligible salaried and hourly non-union employees of Kraft Foods can make voluntary, tax-deferred and/or after-tax contributions to the Plan.

Participants may make tax-deferred and after-tax contributions up to 15% of their compensation (with the exception of employees hired after December 31, 2008 with compensation of $180,000 or more who are subject to a 10% contribution limit).

Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,500 for 2012. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $17,000 for 2012.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

Automatic Enrollment:

The Plan includes a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs with the first payroll period in April of each year, and participants may decline these rate increases or elect a different rate.

Employer Matching Contributions:

Eligible employees receive matching contributions from Kraft Foods (the “Kraft Foods Matching Contributions”) based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of 6% of a participant’s eligible compensation (“Match-Eligible Contributions”). The Kraft Foods Matching Contributions percentage is 100% of each participant’s Match-Eligible Contributions that do not exceed 1%, plus 70% of each participant’s Match-Eligible Contributions from 2% through 6%.

Employer Basic Contribution:

Eligible salaried and hourly non-union employees of Kraft Foods hired after December 31, 2008, who are not eligible to participate in the Kraft Foods Group, Inc. Retirement Plan, or the Kraft Foods Group, Inc. Hourly Retirement Plan, automatically receive a basic contribution equal to 4.5% of the employee’s eligible compensation (the “Kraft Foods Basic Contributions”).

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Kraft Foods Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for participants hired after December 31, 2008, a Kraft Foods Basic Contributions account, are credited with the participant’s contributions, the Kraft Foods Matching Contributions, the Kraft Foods Basic Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

During 2012, the investment options available under the Plan changed. The five Retirement Target Funds managed by UBS Global Asset Management Trust Company were replaced by ten LifePath Target Date Funds managed by BlackRock Institutional Trust Company. The Euro Equity Fund and the Balanced Fund were eliminated and an Emerging Markets Equity Index Fund and a Treasury Inflation-Protected Securities (“TIPS”) Index Fund were added as investment options. Both the International Equity Fund and the U.S. Government Obligation Fund managed by Northern Trust Company were transferred to similar funds also managed by Northern Trust Company.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

Prior to the Spin-Off, one of the Plan’s investment options was the Kraft Foods Stock Fund, which invested in Kraft Foods Inc. Class A common stock (“Kraft Foods Inc. Common Stock”) and cash. Effective as of the Spin-Off, the Kraft Foods Stock Fund was renamed the Mondelēz International Stock Fund and frozen to new investments. Additionally, participants who held units in the Kraft Foods Stock Fund (renamed the Mondelēz International Stock Fund) at the close of business on October 1, 2012 received an allocation of units in a new Kraft Foods Group Stock Fund that was created in connection with the Spin-Off and invests in Kraft Foods Group, Inc. common stock (“Kraft Foods Group Common Stock”) and cash. The allocation of units in the new Kraft Foods Group Stock Fund was determined by the three to one distribution ratio for the Spin-Off. A shareholder of Kraft Foods Inc. Common Stock at the Spin-Off received one share of Kraft Foods Group Common Stock for every three shares of Kraft Foods Inc. Common Stock owned.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Foods Group Stock Fund, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Foods Group Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Kraft Foods Group Stock Fund. Prior to the Spin-Off, the Plan permitted each participant in the Kraft Foods Stock Fund (now renamed the Mondelēz International Stock Fund) to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Foods Inc. Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Kraft Foods Stock Fund (except that in the case of the cash dividend declared on August 14, 2012 (payable on October 15, 2012), the dividend was invested in the Kraft Foods Group Stock Fund unless the participant elected to have his share of such dividend paid to him in cash.)

Effective as of the Spin-Off, the Kraft Foods Stock Fund (now renamed the Mondelēz International Stock Fund) is no longer a part of the ESOP portion of the Plan and participants in such fund are no longer permitted to elect to have their share of any cash dividends on Kraft Foods Inc. Common Stock (now Mondelēz International common stock) either paid to them in cash or reinvested in the Mondelēz International Stock Fund. Instead, participants’ share of any cash dividends declared after the Spin-Off on Mondelēz International common stock are invested in accordance with the participant’s investment election for future contributions in effect as the business day immediately preceding the dividend payable date.

Voting Rights:

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Kraft Foods is required to make sure the participant receives proxy materials prior to the time the voting rights are to be exercised. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

Vesting:

Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account. Each participant is at all times fully vested in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund, the Mondelēz International Stock Fund or the Kraft Foods Group Stock Fund (including with respect to the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts to the extent invested in such funds). A participant will fully vest in the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts upon attainment of age 65; permanent and total disability or death while employed by Kraft Foods, or any of its affiliates; involuntary termination due to a change in control of Kraft Foods, or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Kraft Foods, or any of its affiliates, will vest in Kraft Foods Matching Contributions made to his or her account on or after January 1, 2008 and Kraft Foods Basic Contributions made to his or her account on or after January 1, 2009 when he or she completes two years of vesting service. The portion of a participant’s account attributable to Kraft Foods Matching Contributions made before January 1, 2008 vests based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Foods Matching Contributions and Kraft Foods Basic Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan. For the year ended December 31, 2012, employer contributions were reduced by $1,279,000.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Notes Receivable from Participants:

The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants for the Plan is charged at rates based on the Citibank Prime Rate, with

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions account, after-tax contributions account, rollover account and Kraft Foods Basic Contributions account.

A participant’s notes receivable account equals the original principal amount less principal repayments. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on notes receivable ranged from 3.17% to 10.5% as of December 31, 2012.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company (the “Trustee”) serves as the trustee.

2.	Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan and Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Reporting of Guaranteed Investment Contracts:

The statements of net assets available for benefits present fully benefit-responsive investment contracts at fair value within the net investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Investment in Master Trust:

Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Valuation of the Plan and Master Trust’s Investments:

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. US GAAP defines fair value as the price that would be received by the Plan and the Master Trust for an asset or paid by the Plan and the Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s and the Master Trust’s principal or most advantageous market for the asset or liability. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s and the Master Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

Equities: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).

U. S. Government securities: U. S. government securities are valued at the closing price reported in the active market in which the individual security is traded (level 1 inputs).

Corporate bonds, foreign government bonds and other fixed income securities: Corporate bonds and foreign government bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Agency-backed bonds, asset-backed securities, mortgage-backed securities, and municipal bonds are valued based on evaluation methodology where prices are based on a compilation of primary observable market information, the value is imputed based on the conversion ratio and other security specific information, or a broker quote in a non-active market (level 2 inputs). Evaluation methodology relies on inputs that may include, but are not limited to, treasury or floating index benchmarks, other benchmark yields, base spreads, spread adjustments, yield-to-maturity, swap curves, prepayment speeds, cash flows, ratings updates, collateral performance and collateral type.

Registered Investment Company: At December 31, 2012, the fair value of the registered investment company is determined by obtaining a quoted price on a nationally recognized security exchange (level 1 input). The investment objective is to provide capital appreciation and a low to moderate level of current income. The fund invests in other mutual funds that have underlying holdings consisting of large cap U.S. Stocks, and to a lesser extent mid and small cap U.S. Stocks, foreign stocks, a diversified mix of short-, intermediate-, and long-term U.S. government, U.S agency, and investment-grade corporate bonds, as well as mortgage-backed and asset-backed securities. At December 31, 2011 the fair values of the registered investment companies were determined by obtaining quoted prices on nationally recognized security exchanges (level 1 input). The investment objectives and underlying investments may vary. Holdings include, but are not limited to, domestic and international equities, corporate bonds, government bonds, agency bonds, asset-backed and mortgage-backed securities, or a blend of all of these securities.

Collective trusts: The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. The investment objective of the domestic large cap equity collective trust is capital growth and dividend income through investment in the companies in the Standard & Poor’s 500 Stock Index (the S&P 500). The investment objective of the domestic mid/small cap equity collective trust is capital growth and dividend income through investment in the companies in the Russell Small Cap Completeness Index. There are two international equity collective trusts that are

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

primarily invested in stocks of companies based outside the U.S. The investment objective of these trusts are capital growth and dividend income through investment in common stocks of international companies by broadly tracking the MSCI Europe, Australia, and Far East (EAFE) Index. The investment objective of the U.S. Government Obligations Fund is to gain a competitive rate of return through interest income and capital gains by holding a portfolio of securities representative of the intermediate government securities sector of the U.S. bond and debt market, as characterized by the Barclays Intermediate Government Bond Index. The TIPS Fund seeks to hold a representative portfolio of the TIPS of the U.S bond and debt market as characterized by the Barclays Capital U.S. TIPS Index. The investment objective of the blended collective trusts are to provide varying degrees of long-term appreciation and capital preservation through exposure to a broadly diversified, actively managed global portfolio of securities for investors who have reached their retirement date or with a targeted retirement date near 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055. As of December 31, 2012 the benchmark for the blended collective trusts are the LifePath Index Custom Benchmark Retirement 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055 indices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.

Investment contracts: The fair value of traditional guaranteed investment contracts (“GICs”) is calculated using the income approach by discounting the contractual cash flows based on current yields of similar instruments with comparable durations (level 3 inputs). The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31 (level 3 inputs).

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Short-term investments: Short-term investments largely consist of a collective trust, the fair value of which is based on the net asset value reported by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the Fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund’s unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

Stable Value Collective Trust: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the audited financial statements of the trust (Level 2 inputs). The fund invests in short-term bonds and other fixed income securities such as U.S. treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps. The fund also enters into wrapper contracts issued by third parties designed to permit the use of book value accounting to maintain a constant net asset value and to provide for payment of participant-directed withdrawals and exchanges at book value under most circumstances. The portfolio may also invest in investment contracts offered by insurance companies and other approved financial institutions that provide for payment of a specified rate of interest to the portfolio and the repayment of principal at maturity. A full liquidation of the Plan’s interest in the Stable Value Collective Trust was completed on August 1, 2012. All assets were transferred to the Interest Income Fund upon liquidation. Participants were then free to move these balances in the same manner they could move any other balances in that fund.

Investment Transactions and Investment Income:

Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions and Kraft Foods Basic Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are also charged against the net asset value of the specific investment option and reduce investment return.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

Notes Receivable from Participants:

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

3.	Master Trust Investments:

The Plan had a 92% interest in the Master Trust at December 31, 2012 and 2011.

At December 31, 2012 and 2011 the net assets of the Master Trust were (in thousands of dollars):

	2012	2011
Investments at fair value:
Investment contracts	$1,098,410	$1,367,253
Collective trusts	2,139,740	2,025,278
Registered investment company	835	382,865
U.S. Government securities	—	207,047
Altria common stock	274,134	345,415
Kraft Foods Group Common Stock	221,961	—
Mondelēz International common stock	319,473	—
Kraft Foods Inc. Common Stock	—	596,621
PMI common stock	737,911	923,067
Short-term investments	75,049	142,032

Total investments	4,867,513	5,989,578
Receivables:
Interest and dividend income	29,038	24,561
Other	1,034	996

Total assets	4,897,585	6,015,135
Liabilities:
Other	(31,084)	(26,994)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(66,650)	(80,371)

Net assets	$4,799,851	$5,907,770

Plan’s interest therein	$4,422,186	$5,362,900

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

The Master Trust’s investment income (loss) for the year ended December 31, 2012 is summarized as follows (in thousands of dollars):

Interest and dividends	$119,550
Net appreciation in collective trusts	329,506
Net appreciation in registered investment company	5,700
Net appreciation in Altria common stock	24,843
Net appreciation in Kraft Foods Group Common Stock	6,124
Net depreciation in Mondelēz International common stock	(15,631)
Net appreciation in Kraft Foods Inc. Common Stock	67,561
Net appreciation in PMI common stock	74,555

Investment income	$612,208

Plan’s interest therein	$562,133

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2012 and 2011 are summarized below:

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Traditional GIC	$—	$—	$21,396	$21,396
Synthetic GIC wrappers	—	—	610	610
Collective trust—Mortgage-backed security fund	—	392,427		392,427
U.S. Government securities	242,408	—	—	242,408
Asset-backed securities	—	108,291	—	108,291
Mortgage-backed securities	—	106,887	—	106,887
Corporate bonds	—	122,819	—	122,819
Agency bonds	—	85,441	—	85,441
Municipality and state bonds	—	7,501	—	7,501
Foreign government bonds	—	10,630	—	10,630

Investment contracts subtotal:	242,408	833,996	22,006	1,098,410
Collective trusts:
Domestic equity fund—large cap	—	627,982	—	627,982
Domestic equity fund—mid/small cap	—	373,381	—	373,381
International equity fund	—	213,990	—	213,990
Government bond fund	—	154,600	—	154,600
Treasury Inflation Protected Securities	—	22,333	—	22,333
Blended fund	—	747,454	—	747,454

Collective trusts subtotal:	—	2,139,740	—	2,139,740
Registered investment company—Blended fund	835	—	—	835
Equities:
Altria common stock	274,134	—	—	274,134
Kraft Foods Group Common Stock	221,961	—	—	221,961
PMI common stock	737,911	—	—	737,911
Mondelēz International common stock	319,473	—	—	319,473
Short-term investments	—	75,049	—	75,049

Total investment assets at fair value	$1,796,722	$3,048,785	$22,006	$4,867,513

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

There were no transfers between Level 1 and Level 2 during 2012.

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Traditional GIC	$—	$—	$24,729	$24,729
Synthetic GIC wrappers	—	—	3,223	3,223
Collective trust—Mortgage-backed security fund	—	472,712		472,712
U.S. Government securities	271,051	—	—	271,051
Asset-backed securities	—	104,669	—	104,669
Mortgage-backed securities	—	160,486	—	160,486
Corporate bonds	—	194,903	—	194,903
Agency bonds	—	110,592	—	110,592
Municipality and state bonds	—	12,267	—	12,267
Foreign government bonds	—	12,621	—	12,621

Investment contracts subtotal:	271,051	1,068,250	27,952	1,367,253
Collective trusts:
Domestic equity fund—large cap	—	748,367	—	748,367
Domestic equity fund—mid/small cap	—	433,538	—	433,538
International equity fund—large cap	—	380,977	—	380,977
Blended fund	—	462,396	—	462,396

Collective trusts subtotal:	—	2,025,278	—	2,025,278
Registered investment company—Blended fund	382,865	—	—	382,865
U.S. Government securities	197,203	—	—	197,203
Municipality and state bonds	—	9,844	—	9,844
Equities:
Altria common stock	345,415	—	—	345,415
Kraft Foods Inc. Common Stock	596,621	—	—	596,621
PMI common stock	923,067	—	—	923,067
Short-term investments	—	142,032	—	142,032

Total investment assets at fair value	$2,716,222	$3,245,404	$27,952	$5,989,578

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

Below is a roll forward of the Level 3 assets, for the year ended December 31, 2012:

	January 1, 2012 Balance	Net Realized Gains/(Losses)	Net Unrealized Gains/(Losses)	Transfer out to Mondelēz Master Trust	December 31, 2012 Balance
	(in thousands)
Asset Category:
Traditional GIC	$24,729	$—	$1,514	$(4,847)	$21,396
Synthetic GIC Wrapper	3,223	—	(2,613)	—	610

Total Level 3 investments	27,952	—	(1,099)	(4,847)	22,006

The net unrealized gain or loss from the investment contracts are excluded from the net investment income reported for the Master Trust, but are instead reflected in the change in the adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits. Additional Level 3 asset disclosures related to valuation processes and sensitivities were excluded due to materiality.

4.	Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in both traditional and synthetic GICs.

The traditional GIC provides a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GIC was $20,700,000 at December 31, 2012 and $25,062,000 at December 31, 2011. The fair value of the traditional GIC was $21,396,000 at December 31, 2012 and $24,729,000 at December 31, 2011.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, municipality and state bonds, foreign exchange cash and foreign government bonds. The contract value of the synthetic GICs was $1,011,060,000 at December 31, 2012 and $1,261,820,000 at December 31, 2011. The fair value of the synthetic GICs was $1,077,014,000 at December 31, 2012 and $1,342,524,000 at December 31, 2011.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC is either agreed to in advance with the issuer or varies based on the agreed upon formulas, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 2.95% at December 31, 2012 and 3.35% at December 31, 2011.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average yield of the Interest Income Fund was 1.24% for 2012 and 1.75% for 2011 (calculated by taking the annualized earnings of all investment contracts in the Interest Income Fund divided by the fair value of the investment contracts in the Interest Income Fund as of the last day of the Plan year). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 2.78% for 2012 and 3.17% for 2011 (calculated by annualizing the one-day interest credited to participants as of the last day of the Plan year and dividing the annualized earnings by the fair value of the Interest Income Fund on the last day of the Plan year).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional GICs and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

5.	Transfer from the Cadbury Adams Holdings LLC Employees’ Savings Incentive Plan:

Effective as of the close of business on December 31, 2011, the Cadbury Adams Holdings LLC Employees’ Savings Incentive Plan merged into the Plan. Pursuant to this merger, assets amounting to $131,560,164 were transferred in the Plan.

Assets and liabilities of the Plan that are measured at fair value on a recurring basis as of December 31, 2011 are summarized below:

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment companies:
Domestic equity fund—large growth	$11,469	$—	$—	$11,469
Domestic equity fund—large value	7,701	—	—	7,701
Domestic equity fund—mid growth	6,902	—	—	6,902
Domestic equity fund—small value	7,463	—	—	7,463
Foreign equity fund	8,541	—	—	8,541
Domestic large blend fund	19,574	—	—	19,574
Fixed income fund	17,421	—	—	17,421
Lifecycle funds: Freedom income—2020	17,137	—	—	17,137
Lifecycle funds: 2030-2050	15,398	—	—	15,398

Registered investment companies subtotal:	111,606	—	—	111,606
Stable value collective trust:	—	18,358	—	18,358

Total investment assets at fair value	$111,606	$18,358	$—	$129,964

None of the investments above are over 5% of the Plan’s net assets available for benefits.

6.	Transactions with Parties-in-Interest:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Fiduciaries are not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $222 million at December 31, 2012 in Kraft Foods Group Common Stock and $597 million at December 31, 2011 in Kraft Foods Inc. Common Stock, which are exempt from the party-in-interest

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

transaction prohibitions of ERISA. The Master Trust recorded dividend income of $2,441,000 and net realized gains of $680,000 from investments in Kraft Foods Group Common Stock during the year ended December 31, 2012. The Master Trust recorded dividend income of $14,849,000 and $18,396,000, and net realized gains of $25,346,000 and $18,928,000 from investments in Kraft Foods Inc. Common Stock during the years ended December 31, 2012 and 2011. The Master Trust invests in collective trusts issued by State Street Bank and Trust Company, the Trustee of the Master Trust and the Plan, and managed by its affiliates; collective trusts issued by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by BlackRock Institutional Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by UBS Global Asset Management Trust Company, an investment manager, and managed by its affiliates; a registered investment company managed by The Vanguard Group, an investment manager, and its affiliates; and a registered investment company managed by DWS Scudder, an investment manager, and its affiliates, which are also exempt parties-in-interest transactions. The Master Trust invests in investment contracts and the fees paid to issuers of the contracts qualify as exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.

Pursuant to the Cadbury Adams Holdings LLC Employees’ Savings Incentive Plan merger referenced in Note 5, as of December 31, 2011, the Plan held investments in a collective trust managed by Fidelity Management Trust Company and mutual funds managed by Fidelity Investments which reflect party-in-interest investments, as Fidelity Management Trust Company was the custodian of these investments as of December 31, 2011.

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. Kraft Foods pays certain expenses for the administration of the Plan.

These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

7.	Plan Termination:

The Board of Directors of Kraft Foods and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts.

8.	Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service (IRS) determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A determination letter request with respect to the Plan as amended and restated was filed with the IRS on January 31, 2011 and is still pending.

9.	Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Net assets available for benefits per the financial statements	$4,460,839	$5,552,484
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	61,406	73,404
Distributions and withdrawals payable	7,273	(203)

Net assets per the Form 5500	$4,529,518	$5,625,685

Investment contracts are shown at fair value on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits before transfer per the financial statements to the net income per the Form 5500 for the year ended December 31, 2012 (in thousands):

Increase in net assets available for benefits before transfer per the financial statements	$127,168
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,998)
Change in distributions and withdrawals payable	7,476

Net income per the Form 5500	$122,646

10.	Subsequent Events:

The Plan has been amended to remove the Mondelēz International Stock Fund, the Altria Group Stock Fund and the Philip Morris International Stock Fund as investment options under the Plan effective as of the close of business on June 30, 2014. Participants with a balance in any of these frozen company stock funds can make investment election changes

Kraft Foods Group, Inc. Thrift Plan

Notes to Financial Statements, Continued

to transfer money out of these funds at any time prior to June 30, 2014. If no investment election is made, balances in any of these frozen company stock funds as of the close of business on June 30, 2014, will be invested in the Plan’s default fund which is currently the Target Date Fund with the target retirement year closest to the year in which the participant turns age 65.

Supplemental Schedule

KRAFT FOODS GROUP, INC. THRIFT PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

at December 31, 2012

Name of Plan Sponsor: Kraft Foods Group, Inc.

Employer Identification Number: 36-3083135

Three Digit Plan Number: 125

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Interest rates ranging from 3.17% to 10.5% as of December 31, 2012; Maturity dates of loans range from 01/01/2013 to 12/27/2017	**	$38,656,572

		Total		$38,656,572

*	Indicates a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kraft Foods Group, Inc. Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GROUP, INC. THRIFT PLAN
(Formerly the Kraft Foods Global, Inc. Thrift Plan) (Name of Plan)

By	/s/ Kathy J. McAlpine
Kathy J. McAlpine
Senior Director Human Resources, Benefits
Kraft Foods Group, Inc.

/s/ Maria P. Haigh
Maria P. Haigh
Associate Director, Benefits Compliance and Communications
Kraft Foods Group, Inc.

Date: June 26, 2013